SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem’s net income grows 37% from prior quarter to reach R$ 107 million

EBITDA for the quarter was R$ 432 million, with a 15% margin

São Paulo, May 3, 2007 --- BRASKEM S.A. (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), leader in the thermoplastic resins segment in Latin America and second largest Brazilian industrial company owned by the private sector, announced today its results for the first quarter of 2007 (1Q07).
The comments herein refer to consolidated results, and have been compared with Braskem’s results for the same period of 2006 or the prior quarter, as indicated. The balance sheet, cash flow statement and income statement were subject to a review by Braskem’s independent auditors and do not consider the proportional consolidation prescribed by CVM Instruction 247 (i.e., only those investments under Braskem’s direct control are consolidated, and Braskem’s stakes in Copesul – Companhia Petroquímica do Sul and Petroflex Indústria e Comércio S/A are recorded on the equity accounting method). These financial statements fully consolidate Politeno Indústria e Comércio S.A. since 2Q06. For this reason, this release reflects Braskem’s information for 4Q06 with 100% of Politeno and pro forma information (fully consolidating Politeno’s results) for 1Q06. Inputs used in the preparation of pro forma financial information are derived from financial statements reviewed by independent external auditors.
On March 31, 2007, the real/ U.S. dollar exchange rate was R$ 2.0504/US$ 1.00.

1. Main Highlights
1.1 Braskem advances in the consolidation of the Brazilian petrochemical industry:

1.1.1 Acquisition of the Ipiranga Group: On March 18, 2007, Ultrapar Participações S.A., having Petrobras and Braskem as intervening parties, entered into an irrevocable agreement to acquire, for Ultrapar itself, the Ipiranga Group and, as commission agent on behalf of Braskem and Petrobras, for the acquisition of petrochemical assets and, with respect to Petrobras, of certain distribution assets. Braskem and Petrobras, in the proportion of 60/40, acquired the following petrochemical businesses: Ipiranga Química, Ipiranga Petroquímica, including the latter’s 29.46% stake in the voting and total capital of Copesul. On April 18, the financial settlement of the first phase of the transaction was carried out and R$ 2.1 billion was paid, of this total R$ 652 million were paid by Braskem. The total estimated amount to be disbursed by Braskem until the end of the transaction is US$ 1.1 billion, including the estimated amount to delist Copesul.
In connection with this transaction, Braskem ensured a bridge-loan facility of up to US$ 1.2 billion at extremely competitive costs (Libor + 35 bp for the 1st year and Libor + 55 bp for the 2nd year) for a 2-year term.
With this transaction, Braskem takes an important step in the consolidation of the Brazilian petrochemical industry, with the integration of the Southern Petrochemical Complex (located in Triunfo, State of Rio Grande do Sul), where it already operates polyethylene (PE) and polypropylene (PP) plants. Additionally, the transaction will reinforce Braskem’s leadership in thermoplastic resins and help to increase the competitiveness of the petrochemical and plastics production chain and contributing to the growth and development of our clients. The advantages related with this transaction, which allows the full integration between 1st and 2nd generation petrochemicals, are: improved operating flexibility and logistics, increased production capacity and offer of high value-added products and services on a unique structure of innovation and technology.

For further information, access our IR website at www.braskem.com.br/ir or contact our IR team:

Luciana Ferreira	Luiz Henrique Valverde	Silvio Nonaka
IR Manager	IRO	IR Manager
Phone: (+5511) 3443 9178	Phone: (+55 11) 3443 9744	Phone: (+55 11) 3443 9471
luciana.ferreira@braskem.com.br	luiz.valverde@braskem.com.br	silvio.nonaka@braskem.com.br

1.1.2 CADE pronouncement on the Ipiranga Group assets purchase transaction: On April 25, CADE (Brazilian antitrust authority) revoked a prior writ of prevention given Braskem’s proposal to execute an agreement to preserve the reversibility of the transaction (APRO). Under this agreement, all assets acquired are preserved until CADE gives its sentence and, on the other hand, Braskem is allowed to fully own and manage these assets.

1.1.3 Announcement of Public Tender Offer to Delist Copesul : On April 18, 2007, Braskem filed a request for a public tender offer to acquire the shares and delist Copesul, in accordance with a relevant notice published on March 19. The public tender offer will be carried out by Braskem through one of its subsidiary, a corporation whose capital is divided into Braskem and Petrobras in the respective proportions of 60% and 40%. The valuation report underlying the offer was issued by Calyon Corporate Finance – Brasil, a financial institution, and is available at CVM premises and the websites of Bovespa, CVM and Braskem.

1.2 Investment in Venezuela Proceeds and PDAs (Project Development Agreements) are Executed: On April 16, 2007, Braskem signed an agreement for the formation of two joint ventures, within an estimated 90-day term, to develop and implement in Venezuela what should be the most modern and competitive integrated petrochemical project in the Americas, named José Petrochemical Complex.
Under one of the projects, a PP plant will be built with annual capacity of 450 thousand tons/year, previously announced for El Tablazo and now to be developed within the Jose Complex, with projected investments around US$ 370 million and start-up scheduled for late 2009. With the change in the location of the PP unit, the Jose Complex will become more integrated and will be more competitive as implementation and operation synergies are captured.
The second project involves the construction of an ethane cracker from natural gas with capacity of 1.3 million tons/year of ethylene, a 1.1 million tons/year PE facility and other petrochemical products, with investments of approximately US$ 2.5 billion and start-up scheduled for late 2011.

1.3 Merger of Politeno: On April 2, 2007, the Extraordinary General Meetings of Braskem and Politeno approved the merger of Politeno, thus completing the acquisition process announced one year before. During April, Politeno stockholders were given the option to exercise the right of appraisal or receive, in exchange for their shares, Braskem class A preferred shares. The merger was successfully completed and gave rise to the issue of 1,533,670 Braskem class A preferred shares. The Company capital was increased by R$ 19.2 million, which represents only 0.5% of its total capital.

1.4 Propylene Contract with REFAP: Also on April 2, Braskem entered into a contract with Refinaria Alberto Pasqualini (ReFAP), located in Canoas, State of Rio Grande do Sul, for the initial supply of 70 thousand tons of propylene per year, with potential to exceed 100,000 tons per year with the anticipated increases in the refinery production. Under the REFAP contract, the initial supply will amount to 5.8 thousand tons of propylene, starting May 2007. Such volume will supplement the supply of its current plants at the Southern Petrochemical Complex and ensure the supply of raw material for future expansions.

1.5 Brazilian Resin Market Grows by 4.3%: The Brazilian thermoplastic resin (PE, PP and PVC) market has grown at a sustainable pace since 1Q06, driven by a number of factors, including the growth of the Brazilian economy, the increased offer of credit in the country, the reduction in the reference interest rate and the higher available income. The main sectors where this growth is seen are: automotive, civil construction, consumer goods and, more recently, agribusiness. Considering aggregate domestic sales and imports in 1Q07, the market expanded by 4.3% when compared to the same period of the past year. When comparing 1Q07 with 4Q06, the growth was 10%, reflecting

Earnings Release – 1Q07	2

seasonal effects on the petrochemical industry, in particular the reduced volumes in 4Q. In this same period, Braskem domestic sales of thermoplastic resins increased by 13%.

1.6 Economic-Financial Highlights:

  Braskem’s net revenue reached R$ 2.9 billion in 1Q07, or a 5% growth from 1Q06;
  Braskem’s EBITDA for the 1Q07 was R$ 432 million, with a 15.1% margin on net revenues. This represented a 4% growth when compared to an EBITDA of R$ 417 million, with a 15.3% margin in 1Q06. Both periods include non-recurring revenues, in the amount of R$ 112 million for 1Q06 and of R$ 17 million for 1Q07. Without giving effect to these non-recurring items, EBITDA for 1Q07 would be R$ 415 million, a 36% growth compared to R$ 305 million in 1Q06;
  Braskem posted net income of R$ 107 million in 1Q07 compared to R$ 124 million in 1Q06.

The main figures of Braskem’s performance are shown below:

Main Figures	Unit	1Q07 (A)	4Q06 (B)	1Q06 (C)	Chg% (A/B)	Chg% (A/C)

Net Revenue	R$ million	2,865	2,974	2,728	-4%	5%
EBITDA	R$ million	432	530	417	-19%	4%
EBITDA Margin	%	15.1%	17.8%	15.3%	-2,7p.p.	-0,2 p.p.
Net Income	R$ million	107	78	124	37%	-14%
Net Debt /EBITDA	x	2.51	2.72	2.03	-8%	24%

For the last twelve months (from April 2006 to March 2007) Braskem net revenue was R$ 12 billion and EBITDA, for the same period, was R$ 1.7 billion, with a 14% margin.

As of 2Q07, Braskem consolidated figures will be including the impacts of the acquisition of Ipiranga Group petrochemical assets, with full consolidation of the results from Ipiranga Química, Ipiranga Petroquímica and Copesul.

2. Operating Performance

Braskem’s operating strategy is based on the optimization of assets by maintaining high production capacity utilization rates at its industrial units, prioritizing to the sale of higher value-added products in more profitable markets and segments. In 1Q07, the Company reached high levels of operating reliability and operated its plants with low volatility in the capacity utilization rates. The PP plants operated at 100%, and the PE plants at 92%, notwithstanding a scheduled stoppage at one of the plants, and the capacity utilization rate of PVC stood at 92%. The capacity utilization rate of ethylene was 93%, the highest ever since 1Q05, attesting the return to normal operating conditions and the increase in productivity after the early performance, in December 2006, of part of a scheduled maintenance stoppage.

The evolution of Braskem´s capacity utilization rates of is shown below.

Earnings Release – 1Q07	3

The Polyolefins Unit recorded a volume 9% higher than in 1Q06, as in 2006 both the volumes produced and the utilization rates were lower as a result of scheduled maintenance stoppages at the PE and PP plants. When compared to 4Q06, the production volume was 4% higher, due to the performance of a scheduled maintenance stoppage at one of the PE plants in 4Q06.

In the Vinyls Unit, the total production of PVC increased by 6% from 1Q06, when a scheduled stoppage was performed at the MVC plant in Bahia. When compared to 4Q06, the volume produced declined by 4%, with lower utilization rate driven by non-scheduled electricity outages in the Alagoas plants.

During 1Q07, the Basic Petrochemicals Unit recorded increased production, considering only ethylene and propylene, by approximately 10% and 4%, compared to 4Q06 and 1Q06, respectively. Such increases are driven by (i) improved operating reliability of the units following the scheduled maintenance mini-stoppage in December 2006, (ii) higher consumption of ethylene by Braskem 2nd generation units (producers of thermoplastic resins) at the Northeastern Petrochemical Complex, and (iii) increased transfer of propylene to Braskem PP units at the Southern Petrochemical Complex. Since 2Q06, Braskem´s operations are more integrated and approximately 80% of the ethylene produced by the Basic Petrochemicals Unit is consumed by Braskem´s plants at Camaçari, while 20% of the propylene is transferred to the Southern Petrochemical Complex. Such integration allows for improved operational reliability and product profitability. Starting 2Q07, the integration level at the Southern Complex should reach 85% for ethylene and 100% for propylene. At the Northeastern Complex ethylene integration is around 80%

Production Volume	1Q07	4Q06	1Q06*	Chg%	Chg%
(ton)	(A)	(B)	(C)	(A)/(B)	(A)/(C)

Polyolefins Unit

. PE´s - Polyethylene	286,116	266,089	268,710	8	6

. PP - Polypropylene	137,415	139,888	121,435	(2)	13
. Total (PE´s + PP)	423,531	405,977	390,146	4	9

Vinyls Unit

. PVC - Polyvinyl Chloride	116,518	121,515	109,419	(4)	6

. Caustic Soda	113,757	123,541	112,302	(8)	1

Basic Petrochemical Unit

. Ethylene	293,760	272,628	283,636	8	4

. Propylene	141,205	124,452	135,368	13	4

. BTX**	168,638	161,871	147,717	4	14

*Pro forma: Includes 100% of Politeno
**BTX - Benzene, Toluene, Ortho-xylene and Para-xylene

Earnings Release – 1Q07	4

3. Commercial Performance

The demand for thermoplastic resins in the Brazilian market has been strong since early 2006. This is a sustainable growth, based on the economic growth and increased available per capita income. In 1Q07, the Brazilian market for thermoplastic resins, considering domestic sales and imports, grew by 4.3% when compared to the same period of the past year. The PE market increased by 0.7%, the PP by 4.0% and the PVC by 13.7% .
When comparing 1Q07 with 4Q06, the PE market grew by 9.5%, PP by 8.8% and PVC by 12.5%, mostly due to seasonal effects.

The total volume of sales (domestic market + exports) of Braskem´s thermoplastic resins was 524 thousand tons in 1Q07, equal to a 9% increase compared to 481 thousand tons sold in 4Q06. This result is mainly due to a 13% increase in the domestic volume, which reached 372 thousand tons in 1Q07. Exports remained virtually unaltered, at 152 thousand tons.

When compared to 1Q06, although the total volume was 7% higher, the domestic volume dropped by 3%, as a result of the entrance of an additional competitor in the PE market as from April 2006.

Total volumes sold in the domestic and export markets are shown in the following table.

Sales Volume	1Q07	4Q06	1Q06 *	Chg%	Chg%
(ton)	(A)	(B)	(C)	(A)/(B)	(A)/(C)

Polyolefins Unit

. PE´s - Polyethylene	268,389	255,303	256,664	5	5

. PP - Polypropylene	135,201	125,046	121,619	8	11
. Total (PE´s + PP)	403,590	380,349	378,283	6	7

Vinyls Unit

. PVC - Polyvinyl Chloride	120,102	100,734	111,745	19	7

. Caustic Soda	107,419	116,345	105,351	(8)	2

Basic Petrochemical Unit

. Ethylene	62,051	56,629	58,485	10	6

. Propylene	111,257	97,131	116,033	15	(4)

. BTX**	135,802	141,641	118,667	(4)	14

*Pro forma: Includes 100% of Politeno
**BTX - Benzene, Toluene, Ortho-xylene and Para-xylene

For the Polyolefins Unit, volumes of PE and PP sold outperformed the market when comparing 1Q07 to 4Q06. It should be pointed out that Braskem emphasizes the profitable sale of its products without jeopardizing its market share or relationship with long-term customers. In this context, the balance between profitability and market share gave rise to an increase in the Company´s market share in Brazil for both PE and PP in 1Q07, thus strengthening Braskem’s leadership at this market.
Domestic sales of PE grew by 15% from 4Q06, above the 10% increase seen in the Brazilian market. When comparing March 2007 to 4Q06, Braskem increased its market share by 6 p.p. As more sales were carried out in the domestic market, PE exports declined by 7% in the same comparison period. The Brazilian PE market grew by 1% from 1Q06, driven by increased imports of manufactured products, and Braskem sales of PE in the domestic market declined by 10% as a result of the entrance of a new competitor in April 2006. Accordingly, exports in the same comparison period grew by 38%.

Braskem has taken actions to improve the competitiveness of the petrochemicals and plastics production chain, by launching new products and developing new markets, in addition to building long-

Earnings Release – 1Q07	5

term relationships and partnerships with its customers. As a result of these efforts, PP sales in the domestic market increased by 16% from 4Q06, while the Brazilian domestic demand grew by 9%. When compared to 1Q06, domestic sales of PP grew by 3%, while the market increased by 4%, driven by increased imports—which went from 8% to 14% of the market. The increase in manufactured products in certain sectors that consume PP also impacted the growth in the market for this resin in the period. Such imports are the market reaction to short-term factors, i.e. the appreciation of the real and adjustment to North American inventories, then at high levels on account of the expectations, which did not materialize, of hurricanes in 2006. In this scenario, volumes exported by Braskem increased by 11 thousand tons, or 83%.

For the Vynils Unit, domestic sales of PVC in 1Q07 grew by 6% quarter-on-quarter. The 14% growth seen in the market is primarily attributable to the improved performance of civil construction-related segments. Civil construction has shown a significant growth since early 2006. Low prices in Asia and a stronger real gave rise to a favorable environment for increased imports, which went from 18% to 23% of the market.
When compared to 1Q06, total domestic sales increased by 4%, while the market grew by 14%, once again driven by improved performance of civil construction-related segments. Imports grew significantly since in 1Q06 they represented 15% of the market.

For the Basic Petrochemicals Units, volumes sold of ethylene grew by 10% on the prior quarter and 6% compared to 1Q06, boosted by increased consumption of its customers, given their higher operating stability. The volume of propylene sold grew by 15% on 4Q06 and declined by 4% compared to 1Q06, due to higher internal transfers of propylene in 1Q06 (26 thousand tons).

The volume of sales of aromatics grew by 14% compared to 1Q06, boosted by exports. Sales of benzene, the best priced aromatics product, accounted for 62% of aromatics sales. It should be pointed out that benzene prices increased by 40% from 1Q06 and they should remain above historical prices.

4. Economic-Financial Performance

4.1. Net Revenue

The demand for thermoplastic resins has been on the rise since early 2006, and the domestic market shows strong elasticity in relation to the GDP growth, driven by the performance of the Brazilian economy and the higher available per capita income. In this context, Braskem has endeavored to help increase the competitiveness of the Brazilian petrochemicals and plastics chain, by making continuing investments in innovation and technology, so as to ensure opportunities to launch new products and develop new markets, thus building sustainable, long-term relationships with its customers. As a result of this strategy, Braskem has recorded increasing sales volumes.

The Company pricing policy is to consistently align domestic prices to international prices, quoted in dollars, in order to ensure the profitability of its business and the competitiveness of the Brazilian petrochemicals and plastics production chain.

In 1Q07, Braskem’s net revenue was R$ 2.9 billion, up 5% from 1Q06. This increase is mainly related to higher ethylene and resins sales volume (resins correspond to approximately 60% of Braskem´s revenue), to a 12% increase in the average international price of the 3 resins. These factors were partly offset by the appreciation of the real, of 4% on average.

Earnings Release – 1Q07	6

When compared to 4Q06, net revenue declined by 4%. This decrease is mainly related to a 5% decrease in the average price for thermoplastic resins, partially offset by higher sales volume in 1Q07.

In dollar terms, net revenue for 1Q07 totaled US$ 1.4 billion, 9% above 1Q06 figure and 2% below the past quarter.

Ethylene prices also declined by 3% in 1Q07 compared to 4Q06, as the European price of ethylene (NWE), our benchmark for ethylene contracts, with a 2-month lag, did not change from 3Q06 to 4Q06, and the real appreciated on average 2% in 1Q07. Propylene prices declined by 5% to 8%, mostly on account of the drop in European (NWE) and USA (USG) propylene prices, respectively, in 4Q06, as our supply contracts use these prices as benchmark, with a 2-month lag.

As to the aromatics market, represented by BTX (benzene, toluene and xylenes), prices in R$/t were 2% lower than in the prior quarter, primarily due to the 2% appreciation of the real in the period.

Earnings Release – 1Q07	7

4.1.1 - Exports

Braskem maintains its long-term commitment with its strategic customers and markets in the international arena. To this end, the Company invests in the direct relationship with its customers in other markets and, since 2006, has distribution offices in Europe and Argentina.

In this context, 1Q07 exports reached US$ 329 million, or 24% of net revenue, with a 24% growth compared to the US$ 266 million obtained in 1Q06, which then amounted to 21% of net revenue. The higher sales volume channeled to this market in 1Q07 and the recovery in international prices contributed to this increase.
Compared to 4Q06, when exports reached US$ 396 million, or 21% of net revenue, there was a 17% decrease in export revenue. Lower prices and export volumes in 1Q07 compared to 4Q06 explain this variation.

In annualized terms, exports reached US$ 1.5 billion over the past twelve months.

4.2. Cost of Goods Sold (COGS)

During the first quarter of 2007, Braskem’s COGS was R$ 2.3 billion, virtually in line with 4Q06 and 1Q06. The increase in volumes sold and the costs of raw materials adversely impacted COGS and were offset by productivity increase and the appreciation of the real by 2% and 4%, on average, when compared to 4Q06 and 1Q06, respectively.

The average price of naphtha ARA (Amsterdam – Rotterdam – Antwerp) remained high in 1Q07, reaching US$ 555/t, or a 6% increase in dollar terms compared to 4Q06. This increase, coupled with higher volume consumed, led to a R$ 40 million (or 3%) increase in the cost of naphtha in 1Q07 compared to 4Q06. The costs of ethylene/propylene purchased by Copesul declined by R$ 45 million in the same comparison period, primarily due to the lower consumption of these products from

Earnings Release – 1Q07	8

Copesul in 1Q07, as in this period the propylene volume transferred from the Northeastern Complex to the Southern Complex increased by 19%.

In addition to naphtha, COGS have been impacted over the past 2 years by the scarcity and irregularity in the supply of natural gas to Camaçari. It is expected that this situation will be straightened out as from May, when gas from Manati Field begins to reach Camaçari.

During 1Q07, Braskem purchased 1,076 thousand tons of naphtha, of which 787 thousand tons (73%) were acquired from Petrobras, its main raw material supplier. The remaining 289 thousand tons (27%) was directly imported by the Company, primarily from Algeria, Nigeria, Libia and Angola, increasing the international supplier base of this raw material.

Depreciation and amortization expenses amounted to R$ 125 million in 1Q07, in line with the prior quarter and 6% above 1Q06. The change is mainly attributable to the start-up of projects completed during the year, and the revised periods for depreciation of scheduled maintenance stoppages. Effective January, 2006, the Company, pursuant to IBRACON (Brazilian Institute of Accountants) Technical Interpretation 01/2006, adopted the accounting policy of recording scheduled maintenance stoppage expenses as additions to property, plant and equipment. These expenses were previously deferred and are now depreciated until the beginning of the next stoppage, thus affecting the depreciation for the period.

4.3. Selling, General and Administrative Expenses (SG&A)

Braskem is intent on maintaining its fixed costs and expenses within parameters that ensure its competitiveness. In this context, the Company launched a program to optimize fixed costs and expenses. Since the beginning of the year, fixed costs are being reduced, as a result of the conclusion of the competitiveness programs Fórmula Braskem and Braskem +.

In 1Q07, general and administrative expenses totaled R$ 125 million, representing a R$ 29 million decline compared to 4Q06. Items relating to such reduction are: (i) non-recurring revenue of R$ 17 million in 1Q07, arising from the adjustment of the provision for future disbursement by Braskem upon settlement of the Petros plan, which involves Braskem´s employees who were former Copene´s employees, and (ii) the reduction by R$ 15 million in third-party services.

During the same comparison period, Braskem selling expenses amounted to R$ 129 million, up R$ 8 million from 4Q06. Two drivers account for such impact: (i) increased provision for doubtful accounts in the amount of R$ 5 million, and (ii) volume bonus granted to customers, in the amount of R$ 10 million, partly offset by lower export expenses, as the volume of exports declined in the period.

When compared to 1Q06, general and administrative expenses increased by R$ 12 million, primarily due to: (i) higher personnel expenses, of R$ 6 million, due to salary readjustments during 4Q06; and (ii) increase in auditing/consulting/legal services, in the amount of R$ 16 million, partly offset by non-recurring revenues of R$ 17 million in 1Q07, as described above.

Selling expenses grew by R$ 47 million, due to: (i) increase export expenses (logistics, commissions, etc.) in the amount of R$ 28 million, as a result of a 46% increase in the volume of resin exports; (ii) increased provision for doubtful accounts in the amount of R$ 14 million, and (iii) bonus to customers during 1Q07, as explained above.

Earnings Release – 1Q07	9

4.4. EBITDA

Braskem’s EBITDA for the 1Q07 was R$ 432 million, with a 15.1% margin on net revenues. This represented a 4% growth when compared to an EBITDA of R$ 417 million, with a 15.3% margin in 1Q06. Both periods include non-recurring revenues, in the amount of R$ 112 million for 1Q06 and of R$ 17 million for 1Q07. Without giving effect to these non-recurring items, EBITDA for 1Q07 would be R$ 415 million, a 36% growth compared to R$ 305 million in 1Q06. In dollar terms, EBITDA reached US$ 205 million, or US$ 197 million excluding non-recurring revenues, or a 43% growth compared to US$ 138 million recorded in the same quarter of the prior year, without the non-recurring effect.

When compared to 4Q06, EBITDA dropped by 18%, as a result of the appreciation of the real and higher raw material costs. In dollar terms, the decline was 17%.

4.5. Equity Results in Subsidiary and Associated Companies

Braskem’s equity in the earnings of subsidiary and associated companies amounted to R$ 61 million in the first quarter of 2007, compared to R$ 54 million in the prior quarter, without giving effect to the amortization of goodwill arising mostly from investments in Copesul and Petroflex.

Improved results posted by Copesul were the main driver of the period-on-period improved performance. In 1Q07, Copesul recorded net income of R$ 193 million, its second best result in a first quarter, representing a 29% increase from 1Q06. Prior year adjustments to shareholders’ equity of R$ 40 million, however, impacted the equity variation in that period, leading to a higher equity in the results in 1Q07.

Earnings Release – 1Q07	10

When compared to 4Q06, Copesul’s net income declined by 7.5% from 4Q06, as a result of income tax of R$ 17 million. Equity in the results in 4Q06 was R$ 51 million, 9% below the 1Q07 figure, on account of the provision for interest on capital in 4Q06.

Equity in the results – other was positively impacted by improved results of Petroflex and Cetrel in 1Q07.

(R$ thousand)
Investments in Subsidiaries and Associated Companies	1Q07	4Q06	1Q06

Associated Companies - Equity Method	62,124	51,858	62,499
. Copesul	56,237	51,382	61,115
. Others	5,887	476	1,385
Exchange Variation	(2,808)	(1,611)	148
Others	1,240	3,261	(1,502)
Subtotal (before amortization)	60,556	53,508	61,145
Amortization of goodwill/negative goodwill	(22,674)	(22,674)	(38,433)

TOTAL	37,882	30,834	22,712

4.6. Net Financial Results

Net financial results in 1Q07 was an expense of R$ 113 million, compared to an expense of R$ 239 million in 4Q06, or a 53% reduction. The 4.10% appreciation of the real against the dollar during the quarter, compared to a 1.7% appreciation in 4Q06, had a strong positive impact on financial results for 1Q07, in the exchange variation line, in the amount of R$ 97 million.

Excluding the effects of foreign exchange and monetary variations, the financial result was an expense of R$ 203 million, or a 7% decline compared to R$ 218 million in 4Q06, and a 8% increase when compared to the same period of the prior year.

The main positive effects on results for 1Q07 compared to the prior quarter were: (a) cost decrease for taxes and banking expenses, in the amount of R$ 15 million and (b) decline of other financial expenses, in the amount of R$ 6 million.
When compared to 1Q06, the R$ 15 million increase is primarily due to the fact that Braskem has invested a greater portion of its cash in R$/CDI, giving rise to a lower result in the interest on financial revenue since that period. Up to the limit of 100% of CDI, return on this investment is recorded in the monetary variation line.

Braskem is committed to continuously enhancing the transparency of its operational and financial disclosures, so as to allow for an improved monitoring by the market. Accordingly, as from this quarter, the account “Other financial expenses” has been disaggregated into the following lines: (i) SELIC interest on tax debts; and (ii) Other expenses. The individual lines are described below:
    (i) SELIC interest on tax debts: this refers to restatement by the SELIC rate of tax debts accounted for in Taxes and contributions payable – Long-term liabilities;
    (ii) Other expenses: this relates to financial expenses with raw material suppliers, discounts granted to customers for prepayments, commercial negotiations of outstanding credits, recovery of overdue credit, costs and expenses of derivative contracts (hedge), commissions on financing and other expenses.

The following tables show the composition of financial results on a quarterly basis.

Earnings Release – 1Q07	11

(R$ million)
	1Q07	4Q06	1Q06
Financial Expenses	(81)	(229)	16
Interest / Vendor	(111)	(109)	(123)
Monetary Variation	(63)	(69)	(58)
Foreign Exchange Variation	196	69	300
CPMF/IOF/Income Tax/Banking Expenses	(21)	(36)	(20)
Interest on Fiscal Provisions	(27)	(25)	(44)
Other	(54)	(60)	(39)
Financial Revenue	(31)	(10)	(103)
Interest	11	11	38
Monetary Variation	21	14	2
Foreign Exchange Variation	(63)	(34)	(143)

Net Financial Result	(113)	(239)	(86)

Excluding Foreign Exchange and Monetary Variations:

(R$ million)
	1Q07	4Q06	1Q06

Net Financial Result	(113)	(239)	(86)

Foreign Exchange Variation (F/X)	132	35	157
Monetary Variation (MV)	(42)	(55)	(56)

Financial Result excluding F/X and MV	(203)	(218)	(188)

4.7. Net Income

Net income recorded by Braskem in 1Q07 amounted to R$ 107 million, compared to R$ 78 million in 4Q06. Improved net financial result, primarily on account of the exchange variation income, was the most important driver of this increase. When compared to 1Q06, net income declined by R$ 17 million, mainly due to the recognition of a non-recurring revenue of R$ 84 million in that period.

4.8. Free Cash Flow

The operating cash generation added up to R$ 850 million in 1Q07, exceeding by R$ 133 million the R$ 717 million recorded in the prior quarter. This change is due to the Company´s efforts in order to improve its working capital management. As a result, lower requirements of working capital, represented a positive contribution of R$ 554 million, due to: (i) R$ 380 million in marketable securities, relating to transfer to cash and cash equivalents of funds invested in instruments without immediate liquidity (over 90 days); and (ii) change in the accounting of FIDC (Fundo de Investimentos em Direitos Creditórios – investment fund in credit rights), in the amount of R$ 410 million, as discussed in item 4.9, which reduced the accounts receivable.

When compared to 1Q06, the operating cash generation increased by R$ 862 million, due to the higher EBITDA in 1Q07, non-cash effects recorded in 1Q06, such as non-recurring PIS/COFINS revenues and related tax effect. As to changes in working capital, the contribution was negative, due to: (i) increase in Accounts receivable because FIDC, at the time, was accounted for as financial debt, and (ii) increase in investments maturing in more than 90 days.

Earnings Release – 1Q07	12

R$ million	1Q07	4Q06	1Q06*

Operating Cash Flow	850	717	(12)

Interest paid	(92)	(99)	(75)
Investment Activities	(151)	(187)	(174)
Share Buy-back	-	(57)	-
Taxes paid	(3)	(8)	(6)

Free Cash Flow (FCF)	605	365	(267)

*Pro forma: Includes 100% of Politeno

4.9 – Capital Structure and Liquidity

At March 31, 2007, Braskem’s gross debt was 8% lower than as of December 31, 2006. Such decline is mainly attributable to the elimination of Fundo de Investimentos em Direitos Creditórios (FIDC) Chemical II from Braskem consolidated financial statements, following the sale of subordinated quotas and compliance with other accounting procedures required for such elimination. Cash and cash equivalents, in turn, decreased by 10%, reaching R$ 1.6 billion, on account of the appreciation of the real, as 50% of the Company cash is invested in dollars.

As a result of the improved working capital management and capital discipline, Braskem’s net debt at March 31 was R$ 4.2 billion, a R$ 308 million decrease compared to R$ 4.5 billion at December 31, 2006. In dollars, the reduction was US$ 60 million, due to the 4% appreciation of the real in the period. Accordingly, Braskem’s net debt amounted to US$ 2.1 billion at March 31, 2007.
The Company financial leverage, measured by the net debt/EBITDA ratio, which stood at 2.72 times at the end of 4Q06, declined by 8% at the end of 1Q07 (last 12 months) to 2.51 times.

Earnings Release – 1Q07	13

The average debt term is 16.6 years, which enables the Company to ensure an adequate maturity profile, as well as improved efficiency in the allocation of funds for operating working capital. At the end of March, 2007, debts linked to the U.S. dollar accounted to 51% of total debts, compared to 49% at the end of 2006.

At present, Braskem has exchange coverage for all its operating and financial maturities, in dollars, for the next 24 months, comprising cash balances invested in dollars, net projected balance of exports and imports for the period and, when required, financial instruments matched to the obligations and rights linked to exchange variation.

At March 31, 2007, 77% of the Company gross debt was placed in the capital markets, allowing the Company more room to obtain bank loans.

The following chart shows the repayment schedule of the Company at March 31, 2007. It should be noted that the balance of cash and cash equivalents at March 31, 2007 was also higher than the short-term debt (R$ 1,577 million).

Earnings Release – 1Q07	14

The credit rating agency Fitch Ratings confirmed Braskem’s “BB+”,risk rating in global scale and changed its outlook from stable to positive. Accordingly, Braskem is one notch bellow an investment grade rating.

5. Capital Expenditures

In line with its commitment to capital discipline and making investments with returns above its capital cost, Braskem´s capital expenditures totaled R$ 120 million (not incuding capitalized interest of R$ 22 million) in 1Q07, compared to R$ 172 million in 1Q06. These funds were used in projects with attractive return, including the 2nd phase of the Fórmula Braskem project (R$ 16 million), and were allocated to operating, technology, health, insurance and environment areas, benefiting all Company business units.

Changes between periods are primarily due to the completion of investments in capacity expansion in 2006.

Additionally, the Company made expenditures of R$ 25 million for scheduled maintenance stoppages, consistent with its goal of maintaining all its plants operating at high reliability levels.

Earnings Release – 1Q07	15

6. Politeno – Macro Indicators

The process to acquire Politeno was completed, with the approval of the merger of this company into Braskem, on April 2, 2007. During the 1-year period since the beginning of the process, estimated synergies were revised to net present value of US$ 143 million, which corresponds to an annualized, recurring amount of US$ 23 million through 2011.Until March 2007, accumulated synergies captured amounted to US$ 8.9 million. As from 2Q07, it is expected that the capture of synergies will accelerate and that until the end of 2007 Braskem captures annual, recurring synergies of US$ 20 million, corresponding to almost 90% of the anticipated target.

To acquire Politeno, in April 2006 Braskem made an initial disbursement of US$ 111 million, while the final amount will be calculated over the 18 following months, in accordance with the evolution of the spread differential of polyethylene and ethylene in the Brazilian market, pursuant to a formula agreed upon by the parties. At March 31, Braskem had a provision for goodwill in the amount of R$ 107 million.

Volumes produced by Politeno increased by 24% in 1Q07 compared to the prior quarter, due to the scheduled maintenance stoppage carried out in 4Q06. With respect to the commercial performance, Politeno’s total sales in 1Q07 were 84 thousand tons of PE and EVA, 14% above the prior quarter. Of this volume, 71% was sold in the domestic market. Politeno’s EBITDA in 1Q07 was R$ 14 million. The difference in relation to 4Q06 is mainly due to a non-recurring revenue in 4Q06 of R$ 21 million relating to the reversal of the provision for loss of ICMS, in line with the practices adopted by Braskem.

At March 31, 2007, Politeno’s financial leverage remained low, with a net debt of approximately R$ 6 million, R$ 10 million less than in the prior quarter, as a result of payments made during the period.

6.1 Operational and Economic Highlights

Politeno - Highlights	1Q07	4Q06	Chg (%)

Production Volume (ton)	84,850	68,173	24
Sales Volume (ton)	84,354	74,175	14
Financial Performance (R$ MM)
Net Revenue	267	238	12
EBITDA	14	46	-70
EBITDA Margin	5%	19%	-14 p.p.
Net Income	-	20	-
Net Debt	6	16	-63

7. Capital Markets and Investor Relations

Braskem class A preferred shares traded on BOVESPA (“BRKM5”) closed the quarter quoted at R$ 15.21 per share, up 2% in the period, while Ibovespa appreciated by 3%. Braskem ADRs (BAK) were traded at the end of the quarter at US$ 14.69 per ADR, up 1% in the period.

The average daily financial volume of Braskem class A preferred shares on BOVESPA (BRKM5) increased by 12%, from R$ 23.3 million to R$ 26.2 million, when comparing 4Q06 with 1Q07. On NYSE, the average daily financial volume of Braskem ADR (BAK) increased by 51%, from US$ 2.2 million in 4Q06 to US$ 3.3 million in 1Q07.

Earnings Release – 1Q07	16

On May 2, 2007, BOVESPA disclosed the Ibovespa theoretical portfolio for May to August 2007. Braskem is the 21th in Bovespa liquidity ranking, accounting for 1.54% of the index.

On February 9, Braskem received the Top 5 award of the 2007 edition of IR Global Rankings, standing among the 5 best Investor Relations sites in Latin America. MG Consult, KPMG, law firm Linklaters, JP Morgan and Real IR Magazine assessed 70 indicators in the sites. The award is a result of Braskem’s constant focus on improving the relationships with its investors, always base don transparency, promptness of information, and excellence in corporate governance.

Also in February, Razão Contábil magazine published a study by the consulting firms Management & Excellence, based in Madrid, and Grow Associates do Brasil, in partnership with Razão Contábil, with the objective of assess the dissemination, via website, of Ethics, Corporate Social Responsibility, Sustainability and Corporate Governance of public companies comprising the Ibovespa index. Braskem ranked 1st in Ethics, with a compliance of 100%, well above the average of 60%. The Company was also above average on all other criteria.

On March 19, Braskem reached the peak of its history so far in the equity markets, when it announced the acquisition of the Ipiranga Group petrochemical assets, with record highs of (1) valuation: +15.86%; (2) financial volume: R$134 million; (3) securities traded: 8.8 million, and (4) number of deals: 4.5 thousand. In the opinion of market analysts, the acquisition is very positive to Braskem and Credit Suisse, JP Morgan and Bear Stears upgraded their recommendation on Braskem to Buy.

The Ordinary General Meeting of Braskem stockholders held on March 28 approved the payment of R$ 37 million in dividends to class A and B preferred shareholders, in the amount of R$0.159017/share, and ADR holders, in the amount of R$ 0.318034/ADR. Payment was made in 4/9/2007 and represented 50% of the Company adjusted net income for 2006.

Braskem’s Extraordinary General Meeting held on April 2 approved the merger of Politeno, with an exchange ratio of 1,656 Politeno shares for one Braskem class A preferred share. To consummate the merger, Braskem stockholders converted 486,530 Braskem class A preferred shares into the same number of common shares. Following this transaction, Braskem capital increased by R$ 19,157,178.94 to R$3,527,428,999.72, through the issue of 1,533,670 new class A preferred shares. Accordingly, the Company capital now comprises 123,978,672 common, 247,154,278 class A preferred, and 803,066 class B preferred shares, for a total of 371,936,016 shares.

Earnings Release – 1Q07	17

Stock Performance - BRKM5	3/31/2006	6/30/2006	9/30/2006	12/31/2006	3/31/2007
Closing Price (R$ per share)	15.80	13.15	13.39	14.85	15.21
Return in the Quarter (%)	(12)	(17)	2	11	2
Accumulated Return (%)*	521	417	426	483	498
Bovespa Index Accumulated Return (%)*	237	225	223	295	306
Average Daily Trading Volume (R$ thousand)	26,921	24,256	21,513	23,306	26,178
Market Capitalization (R$ million)	5,851	4,872	4,960	5,499	5,634
Market Capitalization (US$ million)	2,693	2,251	2,281	2,572	2,748
ADR Performance - BAK (1 ADR = 2 BRKM5)	3/31/2006	6/30/2006	9/30/2006	12/31/2006	3/31/2007
Closing Price (R$ per ADR)	14.91	12.19	12.59	14.59	14.69
Return in the Quarter (%)	(8)	(18)	3	16	1
Accumulated Return (%)*	804	639	663	784	790
Average Daily Trading Volume (US$ thousand)	4,881	3,032	2,212	2,165	3,264
Other Information	3/31/2006	6/30/2006	9/30/2006	12/31/2006	3/31/2007
Total Number of Shares (million)	362,524	370,402	370,402	370,402	370,402

• Common Shares (ON) - BRKM3	120,860	123,492	123,492	123,492	123,492

• Preferred Shares Class "A" (PNA) - BRKM5	240,860	246,107	246,107	246,107	246,107

• Preferred Shares Class "B" (PNB)	803	803	803	803	803

(-) Shares in Treasury (PNA) - BRKM5	(467)	(4,471)	(11,163)	(14,363)	(14,363)

= Total Number of Shares (ex Treasury)	362,056	365,931	359,239	356,039	356,039

* Accumulated return since the market closing on December 31, 2002.
Source: Economática/Braskem

8. Outlook

With respect to the factors affecting its operating results, Braskem expectations point to the maintenance of a robust global economic performance over the next few years, when the major economies should continue growing. Such scenario is favorable for the petrochemical industry in the light of the existing elasticity between the demand for petrochemical products and the economic growth rates. It is expected that the capacity utilization rates remain at high levels in the forthcoming years, as a result of the projected balance between the demand for thermoplastic resins in the international market and the supply of these products, in particular after the delays in start-up of new production capacities in the Middle East were confirmed.

This scenario points to the maintenance of thermoplastic resin prices at high levels in the international markets, with potential positive impacts on Braskem’s profitability, both in the domestic and in the foreign market. The positive impacts, however, may be mitigated by the high prices of oil and naphtha.

On the domestic front, and with a short-term perspective, Braskem uses a scenario of sustained economic growth, with inflation under control and potential for additional cuts in interest rates, thus stimulating the economic growth and the consumption, as already seen in 1Q07, in particular from March on. The expected improvement in the available income, increase in the offer of credit and civil construction activity levels, among other factors, point to an expansion in the Brazilian market for thermoplastic resins of around 8% per year. Braskem expects to take advantage of this environment owing to its leadership position in the market, coupled to its unique structure of products and services, based on innovation and technology.

From a strategic viewpoint, Braskem steadily pursues its growth strategy with creation of value for all its stockholders. To this end, in the short term the Company focuses on two fronts: consolidation of the Brazilian petrochemical industry and access to competitive raw materials, a factor of increasing importance to ensure competitiveness in a global environment. Furthermore, Braskem should expand its production capacity by implementing new projects - while maintaining its capital discipline – intended to provide returns above the Company cost of capital. These new projects include additional capacity expansions in existing plants, as well as a new PP plant (300 thousand tons) in the

Earnings Release – 1Q07	18

Northeastern Petrochemical Project, from 2011 onwards. These projects are still pending approval of Braskem Board of Directors.

Concerning the consolidation of the petrochemical industry in Brazil, Braskem anticipates that the integration of the Ipiranga, Copesul operations and the Braskem operations at the Southern Petrochemical Complex will provide good opportunities to capture synergies and create value. Braskem has implemented a new corporate governance model at Copesul and Ipiranga, having Braskem as controlling shareholder and Petrobras as relevant minority shareholder, and is managing these companies in their best interests. Estimated synergies amount to over US$ 500 million in net present value.

Also in Brazil, the Petroquímica Paulínia project is on track and the plant, with an initial capacity of 300 thousand tons of PP (that can be potentially increased to 350 thousand tons) is expected to start operations in 2Q08. Petroquímica Paulínia is a joint venture with Petrobras, in the proportion of 60% for Braskem and 40% for Petrobras. The total investment in the project is US$ 310 million under a project finance arrangement, with a debt/equity structure of 65/35, with most part of the financing coming from BNDES. In 2007, Braskem expects to contribute with approximately R$ 80 million.

With respect to growth projects with improved competitiveness by obtaining competitive raw materials, Braskem expects to announce, until the end of the first half of 2007, the formation of a joint venture responsible for the project of the plant to produce 450 thousand tons of PP, with estimated investments of US$ 370 million, at the Jose Complex, in Venezuela, in partnership in equal terms with Pequiven. Under the project, the plant will start activities by the end of 2009, using propylene to be supplied by Pequiven.

Additionally, in the second half of the current year, a joint venture is expected to be formed to carry out the ethane cracker project for the production of 1.3 million tons of ethylene, 1.1 million tons of PE and other second generation products, with estimated investments of US$ 2.5 billion, also at the Jose Complex in Venezuela, and also under a 50-50 partnership with Pequiven. Under the project, the plants will start operations by the end of 2011, using ethane from natural gas to be supplied by PDVSA.

PDA’s (Project Development Agreements) for both projects were executed on April 16, 2007, at the time of laying the fundamental stone of the Jose Petrochemical Complex. The Company expects that these two projects, to be financed under project finance arrangements, thus minimizing the Companies’ own funds, and with the participation of multilateral credit agencies, export credit agencies, private and development banks, will supply the resin market in Venezuela and provide a competitive platform for the export of these products to North America, Europe and west coast of South America.

All these growth fronts are intended to position Braskem among the 10 largest global petrochemical companies in terms of market capitalization, generating value to all its shareholders.

9. Exhibits

Earnings Release – 1Q07	19

EXHIBIT VI –	Sales Volume – Export Market	25
EXHIBIT VII –	Net Revenue – Domestic Market	26
EXHIBIT VIII –	Net Revenue – Export Market	27

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin American, and is the second largest Brazilian industrial company owned by the private sector. The company operates 18 manufacturing plants located throughout Brazil, and it has an annual production capacity of 10 million tons of petrochemical and chemical products.

FORWARD-LOOKING STATEMENT DISCLAIMER

This document contains statements that are forward-looking. This information are not historic facts, but reflect the targets and expectations of Braskem’s management. The terms "anticipate”, “desire”, “expect”, project”, “plan”, “intend” and similar ones are intended to identify statements that necessarily involve known and unknown risks. Braskem assumes no responsibility for transactions or investment decisions taken in reliance of the information in this document.

Earnings Release – 1Q07	20

EXHIBIT I
Braskem Consolidated
Income Statement (1)(2)
(R$ million)

Income Statement	1Q07	4Q06	1Q06	Chg. (%)	Chg. (%)
	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Gross revenue	3,716	3,733	3,518	(0)	6
Net revenue	2,865	2,974	2,728	(4)	5
Cost of goods sold	(2,302)	(2,335)	(2,324)	(1)	(1)
Gross profit	562	639	404	(12)	39
Selling expenses	(129)	(121)	(82)	7	58
General and Administrative expenses	(125)	(154)	(113)	(19)	11
Depreciation and amortization	(102)	(99)	(83)	3	23
Other operating income (expenses)	(0)	41	91	-	-
Investments in Associated Companies	38	31	23	23	67
. Equity Result	61	54	61	13	(1)
. Amortization of goodwill/negative goodwill	(23)	(23)	(38)	0	(41)
Operating profit before financial result	243	337	240	(28)	1
Net financial result	(113)	(239)	(86)	(53)	31
Operating profit (loss)	130	98	154	33	(15)
Other non-operating revenue (expenses)	(1)	6	(0)	-	-
Profit (loss) before income tax and social contribution	130	104	153	24	(16)
Income tax / social contribution	(23)	(25)	(30)	(10)	(24)
Profit (loss) before minority interest	107	79	124	35	(14)
Minority Interest	(0)	(1)	1	-	-
Net profit (loss)	107	78	124	37	(14)

EBITDA	432	530	417	(19)	4
EBITDA Margin	15.1%	17.8%	15.3%	-2,7p.p.	-0,2 p.p.
-Depreciacion and Amortization	227	224	200	1	13
. Cost	125	125	117	(1)	7
. Expense	102	99	83	3	23

1 -Excludes the effects of proportional consolidation (CVM-247) and includes the effects of CVM-408
2- Includes 100% of Politeno results for 1Q 2006

Earnings Release – 1Q07	21

EXHIBIT II
Braskem Consolidated
Balance Sheet (1)
(R$ million)

ASSETS	03/31/2007	12/31/2006	Chg. (%)
	(A)	(B)	(A)/(B)
Current Assets	4,994	5,469	(9)
. Cash and Cash Equivalents	1,596	1,782	(10)
. Account Receivable	1,241	1,491	(17)
. Inventories	1,635	1,565	4
. Recoverable Taxes	313	362	(14)
. Dividends/Interest on Owners' Equity	2	60	(97)
. Next Fiscal Year Expenses	67	79	(16)
. Others	140	129	9
Long-Term Assets	1,525	1,540	(1)
. Related Parties	42	39	8
. Compulsory Deposits	75	82	(9)
. Deferred income taxes and social contributions	366	376	(3)
. Recoverable Taxes	921	912	1
. Others	121	132	(8)
Fixed Assets	8,858	8,873	(0)
. Investments	846	816	4
. Plant, property and equipment	6,364	6,326	1
. Deferred	1,647	1,731	(5)

Total Assets	15,376	15,882	(3)

LIABILITIES AND SHAREHOLDERS' EQUITY	03/31/2007		12/31/2006		Chg. (%)
	(A)		(B)		(A)/(B)
Current	5,173		5,249		(1)
. Suppliers	2,983		3,081		(3)
. Short-term financing	1,577	*	1,564	*	1
. Salaries and social charges	178		128		38
. Dividends/Interest on Owners' Equity	40		41		(2)
. Income Tax Payable	5		1		632
. Receivable Taxes	106		100		6
. Advances from Clients	19		25		(22)
. Others	265		308		(14)
Long-Term Liabilities	5,688		6,202		(8)
. Long-term financing	4,223		4,730		(11)
. Taxes Payable	1,316		1,297		1
. Others	149		175		(15)
Deferred Income	29		30		(4)
Minority Interest	22		22		0
Shareholders' Equity	4,464		4,380		2
. Capital	3,508		3,508		0
. Capital Reserves	419		409		3
. Treasury Shares	(256)		(256)		0
. Profit reserve	685		685		0
. Retained Earnings (Losses)	107		33		226

Total Liabilities and Shareholders' Equity	15,376		15,882		(3)

* Includes R$1,162 million from convertible debentures fully subscribed by Odebrecht

1 -Excludes the effects of proportional consolidation (CVM-247) and includes the effects of CVM-408

Earnings Release – 1Q07	22

     EXHIBIT III
Braskem Consolidated
Reconciliation of Balance Sheet and Income Statement
(R$ million)

Reconciliation of Shareholders' Equity and Net Income - CVM 247 (R$ million)
	Owner´s Equity	Net Income

	03/31/2007	1Q07

Pro Forma Consolidated - does not include CVM 247	4,464	107
Exclusion of the gain on the assignment of right of use between related parties	(35)	-
Consolidated including CVM 247	4,429	107

Earnings Release – 1Q07	23

 EXHIBIT IV
Braskem Consolidated
Cash Flow (1)
(R$ million)

Cash Flow	1Q07	4Q06	1Q06
Net Income for the Period	107	78	124
Expenses (Revenues) not affecting Cash	190	280	165
Depreciation and Amortization	227	223	200
Equity Result	(38)	(31)	(23)
Interest, Monetary and Exchange Restatement, Net	10	88	49
Minority Interest	0	1	(1)
Others	(9)	(1)	(60)
Adjusted Profit (loss) before cash financial effects	297	358	290
Asset and Liabilities Variation, Current and Long Term	554	359	(302)
Asset Decutions (Additions)	699	(18)	(224)

Marketable Securities	380	74	(80)
Account Payable	249	252	(14)
Recoverable Taxes	33	(225)	(73)
Inventories	(42)	(134)	(85)
Advances Expenses	20	(33)	10
Dividends Received	60	39	28
Other Account Receivables	(1)	9	(10)
Liabilities Additions (Reductions)	(145)	377	(78)

Suppliers	(122)	295	(47)
Advances to Clients	1	0	(4)
Fiscal Incentives	11	10	10
Taxes and Contributions	9	6	(56)
Others	(44)	66	19
Cash resulting from operating activities	850	717	(12)
Investment Activities	(151)	(187)	(174)
Investment	0	(19)	0
Fixed Assets	(149)	(174)	(170)
Deferred Assets	(2)	6	(5)
Subsidiaries and Affiliated Companies, Net	(0)	2	(1)
Financing Activities	(570)	(259)	15
Inflows	250	589	492
Amortization and Paid Interest	(819)	(789)	(442)
Share Buy-Back	0	(57)	0
Dividend/Interest attributable to Shareholders	(1)	(1)	(35)

Cash and Cash Equivalents Increase (Reduction)	129	273	(172)
Cash and Cash Equivalents at the beginning of period	1,399	1,126	2,086
Cash and Marketable Securities at the end of period	1,528	1,399	1,914

1 -Excludes the effects of proportional consolidation (CVM-247) and includes the effects of CVM-408
Pro forma data for 1Q2006

Earnings Release – 1Q07	24

     EXHIBIT V
Braskem Consolidated
Sales Volume – Domestic Market
(tons)

DOMESTIC MARKET - Sales Volume

ton	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07

Polyolefins Unit
.PE´s - Polyethylene	195,455	180,441	218,280	187,604	176,336	180,328	178,271	137,026	157,837
.PP - Polypropylene	107,969	98,227	112,384	101,283	108,761	119,469	128,347	96,657	111,652
. Total (PE´s + PP)	303,423	278,668	330,664	288,887	285,098	299,797	306,618	233,683	269,489

Vinyls Unit
.PVC - Polyvinyl Chloride	84,909	90,329	109,754	93,894	98,914	95,361	109,647	96,434	102,647
.Caustic Soda	119,137	108,829	115,583	112,077	105,351	101,189	107,190	110,125	103,305
.EDC	-	-	-	-	-	-	-	-	-
.Chlorine	14,960	15,670	15,710	14,912	14,002	14,499	15,163	15,064	15,333

Basic Petrochemical Unit
.Ethylene	62,708	62,017	60,001	58,301	58,485	58,382	52,477	56,629	62,051
.Propylene	82,916	110,339	101,938	112,930	86,427	80,827	87,349	71,854	86,704
.Benzene	35,587	36,610	30,712	36,204	39,387	38,572	34,172	37,458	38,073
.Butadiene	39,807	38,133	27,753	44,509	31,515	38,104	37,947	33,361	37,644
.Toluene	8,115	7,509	7,729	6,022	7,921	7,854	8,172	10,810	9,928
.Fuel (m3 )	54,325	54,824	110,311	107,854	73,594	120,030	76,918	81,826	71,665
.Para-xylene	33,288	31,895	31,978	28,229	14,940	9,155	16,425	-	-
.Ortho-xylene	9,496	7,648	11,689	12,449	13,241	15,146	16,749	16,518	14,522
.Isoprene	3,403	3,198	2,903	3,222	3,290	4,226	3,436	1,859	2,227
.Butene 1	4,724	5,554	5,509	5,808	5,875	5,754	5,768	5,939	5,926
.Mixed Xylene	8,848	7,793	9,494	9,244	8,528	7,987	9,461	8,134	9,240

Business Development
.PET	16,015	10,386	19,626	10,562	9,152	11,297	14,957	15,180	17,475
.Caprolactam	9,532	8,157	8,382	6,940	8,927	8,501	4,862	3,445	4,307

Includes 100% of Politeno for all the periods

Earnings Release – 1Q07	25

     EXHIBIT VI
Braskem Consolidated
Sales Volume – Export Market
(tons)

EXPORT MARKET - Sales Volume

ton	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07

Polyolefins Unit
.PE´s - Polyethylene	94,338	87,713	87,749	69,527	80,328	104,719	106,271	118,277	110,552
.PP - Polypropylene	22,599	18,673	36,487	19,880	12,858	15,876	19,588	28,389	23,549
. Total (PE´s + PP)	116,937	106,386	124,236	89,408	93,186	120,595	125,859	146,666	134,101

Vinyls Unit
.PVC - Polyvinyl Chloride	10,667	24,423	17,296	10,669	12,831	8,309	6,958	4,300	17,455
.Caustic Soda	-	-	-	8,993	-	-	-	6,220	4,113
.EDC	30,552	38,615	31,946	21,121	38,980	34,145	17,969	13,002	36,190
.Chlorine	-	-	-	-	-	-	-	-	-

Basic Petrochemical Unit
.Ethylene	-	-	-	-	-	-	-	-	-
.Propylene	46,392	11,602	5,500	7,812	29,606	25,359	29,261	25,277	24,553
.Benzene	54,469	75,287	51,486	62,167	41,092	43,396	53,472	52,567	45,579
.Butadiene	-	-	12,472	-	6,376	3,200	-	-	-
.Toluene	-	-	-	-	-	-	-	-	-
.Fuel (m3 )	49,950	66,797	-	189	-	-	30,777	-	-
.Para-xylene	-	-	-	-	-	13,226	5,248	20,096	23,507
.Ortho-xylene	4,568	3,141	2,544	5,619	2,087	4,093	3,556	4,192	4,193
.Isoprene	1,380	1,206	835	853	13	14	14	14	-
.Butene 1	-	2,576	1,705	-	1,540	-	-	-	-
.Mixed Xylene	7,841	6,140	5,619	520	6,885	2,060	3,828	-	9,219

Business Development
.PET	100	450	3,025	250	425	10,650	1,304	1,000	353
.Caprolactam	3,997	6,966	3,571	706	4,771	2,871	4,860	5,250	7,788

Includes 100% of Politeno for all the periods

Earnings Release – 1Q07	26

EXHIBIT VII
Braskem Consolidated
Net Revenue – Domestic Market
(R$ million)

DOMESTIC MARKET - Net Revenue

R$ million	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07

Polyolefins Unit
.PE´s - Polyethylene	660	584	621	600	556	534	595	517	549
.PP - Polypropylene	392	336	345	331	347	374	444	351	391
. Total (PE´s + PP)	1,052	921	965	930	902	907	1,039	868	941

Vinyls Unit
.PVC - Polyvinyl Chloride	290	257	257	237	245	228	278	257	255
.Caustic Soda	124	109	108	109	101	86	85	85	83
.EDC	-	-	-	-	-	-	-	-	-
.Chlorine	8	9	20	9	7	7	8	8	9

Basic Petrochemical Unit
.Ethylene	149	147	112	132	129	139	123	132	139
.Propylene	179	241	198	249	179	155	200	153	172
.Benzene	83	99	59	64	63	69	80	83	82
.Butadiene	85	82	63	101	73	85	95	88	92
.Toluene	14	12	12	9	12	14	18	18	18
.Fuel	45	45	113	100	72	124	76	81	68
.Para-xylene	81	71	59	72	31	20	47	(0)	-
.Ortho-xylene	22	17	22	26	26	30	41	39	32
.Isoprene	13	16	14	15	17	23	19	12	11
.Butene 1	13	14	12	13	14	13	16	15	15
.Mixed Xylene	15	13	16	18	17	17	25	20	20

Business Development
.PET	66	38	62	35	27	33	46	47	54
.Caprolactam	61	54	47	36	42	41	25	19	25

Others	124	187	177	212	188	79	195	196	155

Total	2,421	2,332	2,315	2,368	2,145	2,072	2,417	2,122	2,171

Includes 100% of Politeno for all the periods

Earnings Release – 1Q07	27

EXHIBIT VIII
Braskem Consolidated
Net Revenue – Export Market
(R$ million)

EXPORT MARKET - Net Revenue

R$ million	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07

Polyolefins Unit
.PE´s - Polyethylene	282	246	226	203	208	271	315	325	301
.PP - Polypropylene	62	46	85	50	32	41	54	73	61
. Total (PE´s + PP)	344	292	311	253	239	313	369	398	362

Vinyls Unit
.PVC - Polyvinyl Chloride	26	43	27	21	23	16	15	10	34
.Caustic Soda	-	-	-	8	-	-	-	3	3
.EDC	38	38	14	6	14	17	12	10	26
.Chlorine	-	-	-	-	-	-	-	-	-

Basic Petrochemical Unit
.Ethylene	-	-	-	-	-	-	-	-	-
.Propylene	104	20	10	14	49	43	54	53	45
.Benzene	124	146	97	92	68	76	126	113	101
.Butadiene	-	-	27	-	11	6	-	-	-
.Toluene	-	-	-	-	-	-	-	-	-
.Fuel	42	59	9	0	-	-	42	-	-
.Para-xylene	-	-	-	-	-	28	12	45	49
.Ortho-xylene	9	4	3	8	3	6	8	7	8
.Isoprene	6	6	4	4	0	0	0	0	-
.Butene 1	-	3	3	-	2	-	-	-	-
.Mixed Xylene	9	6	10	1	9	3	7	-	12

Business Development
.PET	0	1	8	1	1	29	2	3	1
.Caprolactam	23	33	18	3	20	12	22	24	36

Others	29	12	53	141	143	209	191	187	17

Total	754	662	594	553	583	760	860	853	694

Includes 100% of Politeno for all the periods

Earnings Release – 1Q07	28

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 03, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.